UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AWAYSIS CAPITAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

482226107

(CUSIP Number)

Andrew Trumbach

C/O Awaysis Capital, Inc.

3400 Lakeside Drive, Suite 100

Miramar, Florida 33027

(855) 795-3311

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A1

CUSIP No. 482226107	Page 1 of 8 Pages

1.	Names of Reporting Person: Harthorne Capital, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0 (see Items 2 and 5)
	8.	Shared Voting Power: 98,008,000 (1) (see Items 2 and 5)
	9.	Sole Dispositive Power: 0 (see Items 2 and 5)
	10.	Shared Dispositive Power: 98,008,000 (1) (see Items 2 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 98,008,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 48.5%
14.	Type of Reporting Person (See Instructions): CO

(1) The beneficial ownership of the issuer’s shares held by Harthorne Capital, Inc. (“Harthorne”) may be deemed to be indirectly beneficially owned by (i) Michael Singh, (ii) Andrew Trumbach and (iii) Lisa Marie Iannitelli by nature of their relationship to Harthorne (described under Item 2 of this Amendment No.1 and the matters described within Item 3, Item 4 and Item 5 of this Amendment No.1).

Schedule 13D/A1

CUSIP No. 482226107	Page 2 of 8 Pages

1.	Names of Reporting Person: Michael Singh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF, AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Belize

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 61,250,000 (see Items 2 and 5)
	8.	Shared Voting Power: 98,008,000 (1) (see Items 2 and 5)
	9.	Sole Dispositive Power: 61,250,000 (see Item 5)
	10.	Shared Dispositive Power: 98,008,000 (1) (see Items 2 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 159,258,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 74.7%
14.	Type of Reporting Person (See Instructions): IN

Schedule 13D/A1

CUSIP No. 482226107	Page 3 of 8 Pages

1.	Names of Reporting Person: Andrew Trumbach
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF, AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 61,250,000 (see Items 2 and 5)
	8.	Shared Voting Power: 98,008,000 (1) (see Items 2 and 5)
	9.	Sole Dispositive Power: 61,250,000 (see Items 2 and 5)
	10.	Shared Dispositive Power: 98,008,000 (1) (see Items 2 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 159,258,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 74.7%
14.	Type of Reporting Person (See Instructions): IN

Schedule 13D/A1

CUSIP No. 482226107	Page 4 of 8 Pages

1.	Names of Reporting Person: Lisa-Marie Iannitelli
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0 (see Items 2 and 5)
	8.	Shared Voting Power: 98,008,000 (1) (see Items 2 and 5)
	9.	Sole Dispositive Power: 0 (see Items 2 and 5)
	10.	Shared Dispositive Power: 98,008,000 (1) (see Items 2 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 98,008,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 48.5%
14.	Type of Reporting Person (See Instructions): IN

Schedule 13D/A1

CUSIP No. 482226107	Page 5 of 8 Pages

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) amends the report on Schedule 13D, filed with Securities and Exchange Commission on March 14, 2022 (the “Report”) relating to the issued and outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of Awaysis Capital, Inc. (f/k/a JV Group, Inc.), a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 3400 Lakeside Drive, Suite 100, Miramar, Florida 33027. Information contained in the Report remains effective except to the extent that it is amended, restated, or superseded by the information contained in this Amendment No. 1. All capitalized terms used herein and not otherwise defined in this Amendment No.1 have the meaning set forth in the Report.

Item 2. Identity and Background

Item 2 of the Report is hereby amended and supplemented by adding the following information:

This Amendment No. 1 is being jointly filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by (i) Harthorne Capital, Inc. (“Harthorne”), (ii) Michael Singh, (iii) Andrew Trumbach, and (iv) Lisa-Marie Iannitelli (Harthorne, together with Mr. Singh, Mr. Trumbach, and Ms. Iannitelli, are collectively referred to herein as the “Reporting Persons”). Each Reporting Person disclaims beneficial ownership of all securities reported in this Amendment No. 1, except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

The business address for the Reporting Persons is 3400 Lakeside Drive, Suite 100, Miramar, Florida 33027.

Harthorne was created for the purpose of raising capital to purchase real estate assets. As a publicly quoted shell company, the acquisition of the Company was both an opportunity and a means to acquire those assets. Currently, Harthorne operates as a holding entity for Singh and Trumbach’s initial investments in the Company.

Mr. Singh is the founder and CEO of BTALCO Limited. Mr. Singh is also the CEO and Chairman of the Company and an Executive Director of Harthorne.

Mr. Trumbach is the President and a director of the Company and an Executive Director of Harthorne.

Ms. Iannitelli is the CEO and President of Wentworth Capital Markets Inc, the Executive Vice President, Director-Investor Relations and a director of the Company and an Executive Director of Harthorne.

During the past five years, neither the Reporting Persons nor any of the directors or officers of Harthorne (to the knowledge of the Reporting Persons as of the time of filing this Amendment No. 1) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, the Reporting Persons and any directors or officers of Harthorne (to the knowledge of the Reporting Persons as of the time of filing this Amendment No. 1) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Mr. Singh is a citizen of Belize, Mr. Trumbach is a citizen of the United States of America, and Ms. Iannitelli is a citizen of Canada. Harthorne is a corporation incorporated under the laws of the State of Delaware.

Schedule 13D/A1

CUSIP No. 482226107	Page 6 of 8 Pages

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Report is hereby amended and supplemented by adding the following information:

Restricted Stock Agreement and Stock Option Agreement with Michael Singh

On February 13, 2023, in consideration of his service to the Company, Mr. Singh was granted (a) restricted shares of Company Common Stock pursuant to a Restricted Stock Agreement equal in value to $500,000 and at an assumed per share value of par value, or 50,000,000 shares, which shall vest 50% on the date of grant and 50% on December 1, 2023, and (b) options to purchase an aggregate of 11,250,000 shares of the Company’s Common Stock pursuant to a Stock Option Agreement, at an exercise price per share equal to the fair market value of the Company’s Common Stock on the date of grant, and which shall vest upon grant.

Restricted Stock Agreement and Stock Option Agreement with Andrew Trumbach

On February 13, 2023, in consideration of his service to the Company, Mr. Trumbach was granted (a) restricted shares of Company Common Stock pursuant to a Restricted Stock Agreement equal in value to $500,000 and at an assumed per share value of par value, or 50,000,000 shares, which shall vest 50% on the date of grant and 50% on December 1, 2023, and (b) options to purchase an aggregate of 11,250,000 shares of the Company’s Common Stock pursuant to a Stock Option Agreement, at an exercise price per share equal to the fair market value of the Company’s Common Stock on the date of grant, and which shall vest upon grant.

Item 4. Purpose of Transaction

Item 4 of the Report is hereby amended and supplemented to incorporate by reference the disclosure made in Item 3.

Item 5. Interest in Securities of the Issuer

Item 5 of the Report is hereby amended and restated in its entirety as follows:

(a)	Each of the Reporting Persons’ current ownership of Company Common Stock is set forth on the cover pages of this Amendment No. 1 and is incorporated herein by reference. The ownership percentage appearing on such pages has been calculated based on a total of 201,977,053 shares of Company Common Stock issued and outstanding as of February 21, 2023, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2022. The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(b)

(i)	As of the date of this Amendment No. 1, Harthorne may be deemed to share indirect beneficial ownership of 98,008,000 shares of Company Common Stock with Michael Singh, Andrew Trumbach and Lisa-Marie Iannitelli by nature of their relationship to Harthorne

(ii)	As of the date of this Amendment No. 1, Mr. Singh may be deemed the sole beneficial owner of 61,250,000 shares of Company Common Stock (comprised of (a) 50,000,000 restricted shares of Company Common Stock, and (b) options to acquire 11,250,000 shares of Issuer Common Stock, which have vested or which will vest within 60 days of March 16, 2023. Mr. Singh may be deemed to share indirect beneficial ownership of 98,008,000 shares of Company Common Stock by nature of his relationship to Harthorne.

Schedule 13D/A1

CUSIP No. 482226107	Page 7 of 8 Pages

(iii)	As of the date of this Amendment No. 1, Mr. Trumbach may be deemed the sole beneficial owner of 61,250,000 shares of Company Common Stock (comprised of (a) 50,000,000 restricted shares of Company Common Stock, and (b) options to acquire 11,250,000 shares of Issuer Common Stock, which have vested or which will vest within 60 days of March 16, 2023. Mr. Trumbach may be deemed to share indirect beneficial ownership of 98,008,000 shares of Company Common Stock by nature of his relationship to Harthorne.

(iv)	As of the date of this Amendment No. 1, Ms. Iannitelli may be deemed to share indirect beneficial ownership of 98,008,000 shares of Company Common Stock by nature of her relationship to Harthorne.

(c)	Except as described in Item 3, which is hereby incorporated by reference, Reporting Persons have not effected any transaction in Company Common Stock in the past 60 days.

(d) and (e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Report is hereby amended and supplemented to incorporate by reference the disclosures made in Item 3 and 4.

Item 7. Material to be Filed as Exhibits

99.1*	Joint Filing Agreement, dated March 11, 2022, by and among the Reporting Persons.

* Previously filed as Exhibit 99.1 to the Report

Schedule 13D/A1

CUSIP No. 482226107	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2023

Harthorne Capital, Inc.

By:	/s/ Andrew Trumbach
Name:	Andrew Trumbach
Title:	President

/s/ Michael Singh
Name:	Michael Singh

/s/ Andrew Trumbach
Name:	Andrew Trumbach

/s/ Lisa-Marie Iannitelli
Name:	Lisa-Marie Iannitelli